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                         March 15, 2021

       Jeffrey N. Maggioncalda
       Chief Executive Officer
       Coursera, Inc.
       381 E. Evelyn Ave.
       Mountain View, CA 94041

                                                        Re: Coursera, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 5, 2021
                                                            File No. 333-253932

       Dear Mr. Maggioncalda:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A DRS filed February 24, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non GAAP Financial Measures, page 82

   1. We note that you discuss both GAAP (net loss and net loss margin) along with Non-
                                                        GAAP measures of
Adjusted EBITDA and Adjusted EBITDA margin on page 75. We
                                                        also note that you
discuss Key Metrics and non-GAAP measures beginning on page 82, but only begin
discussing GAAP measures on page 87. Please revise to highlight and focus on GAAP measures
in the discussion with greater prominence and prior to your
                                                        discussion of Metrics
and Non-GAAP measures.
 Jeffrey N. Maggioncalda
FirstName  LastNameJeffrey N. Maggioncalda
Coursera, Inc.
Comapany
March      NameCoursera, Inc.
       15, 2021
March2 15, 2021 Page 2
Page
FirstName LastName
Results of Operations
Comparison of Years ended December 31, 2019 and 2020, page 90

2. We note that you expanded MD&A to state that the increase in revenues is due primarily to new customers and to a lesser extent existing customers. Please supplementally confirm that the revenues per seat for Enterprise or Degree customers and per course revenue for Consumer customers has not changed significantly from period to period, which may indicate a material trend, or alternatively, expand the discussion to address any trends in changes in unit pricing from period to period.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Davina K. Kaile, Esq.